November 1, 2019

VIA EDGAR

Mr. John Ganley

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:        Mellon Optima L/S Strategy Fund, LLC, File No. 811-21694

Dear Mr. Ganley:

On behalf of Mellon Optima L/S Strategy Fund, LLC (the “Fund”), filed herewith pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended, is the definitive proxy statement (“Definitive Proxy Statement”) for the special meeting (the “Meeting”) of the members of the Fund (“Members”) to be held on November 26, 2019. At the Meeting, Members will be asked to consider and act on a proposal to approve a new sub-investment advisory agreement, and to transact such other business as may properly come before the Meeting.

The Definitive Proxy Statement also reflects your comments provided telephonically on October 24, 2019 on the Fund’s Preliminary Proxy Statement filed on October 16, 2019. For your convenience, your comments are italicized, numbered and presented below, and each comment is followed by the Fund’s response.

1.      Comment: Please disclose whether the fees payable under the interim sub-investment advisory agreement (the “Interim Agreement”) between Mellon Hedge Advisors, LLC (“MHA”) and Optima Asset Management LLC (“OAM”) are being deposited by MHA in an escrow account pending the approval of a new sub-investment advisory agreement by Members of the Fund.

Response: The Fund confirms that fees payable under the Interim Agreement are being deposited by MHA in an interest-bearing escrow account and will be payable to OAM (together with interest) if a new sub-investment advisory agreement between MHA and OAM is approved by Members prior to expiration of the term of the Interim Agreement. The Fund has revised the disclosure in the Definitive Proxy Statement regarding the Interim Agreement to reflect this.

2.      Comment: With respect to Units held by Members that have delegated voting authority to BNY Mellon Wealth Management (“BNY Mellon WM”), please confirm that BNY Mellon WM has been authorized to retain an independent proxy voting service to determine how such Units are voted.

Response: Pursuant to the agreement governing a client’s relationship with BNY Mellon WM, BNY Mellon WM generally is authorized to vote securities held in the client’s account, except in certain circumstances in order to avoid potential conflicts of interest (including in connection with proxies issued by funds that are advised or subadvised by affiliates of BNY Mellon WM). To address the potential conflict of voting proxies issued by affiliated funds, and absent any client direction to the contrary, it is BNY Mellon WM’s policy to retain an independent proxy voting service to determine how those securities held in the BNY Mellon WM account are voted.

3.      Comment: Please disclose the anticipated costs of the proxy solicitation on the cover page of the Definitive Proxy Statement.

Response: The requested disclosure has been added.

4.      Comment: Please revise the disclosure in the Proxy Statement regarding broker or nominee “non-votes” in light of the fact that the only proposal being considered at the meeting is a “non-routine” matter.

Response: Because the proposal to be considered at the Meeting is a “non-routine” proposal, it is not expected that there will be any proxies received representing a broker or nominee “non-vote.” The disclosure in the Definitive Proxy Statement has been revised accordingly.

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The Fund believes that the foregoing responses, together with changes being made in the Definitive Proxy Statement, are fully responsive to all of the Staff’s comments.

If you have any questions regarding this response or the Definitive Proxy Statement or require further information, please call me at (212) 756-2192. Thank you for your assistance regarding this matter.

Very truly yours,

/s/ Karen Spiegel

Karen Spiegel